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SECURITI  N

13030902

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Five Star Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 North Main Street
(No. and Street)

Warsaw (City) New York (State) 14569 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter W. Ahrens 585-697-4390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

265 Clinton Square (Address) Rochester (City) New York (State) 14604 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2013
REGISTRATIONS BRANCH
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Peter W. Ahrens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five Star Investments Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

DINA M. MEISNER
Notary Public, State of New York
No. 01ME6247210
Qualified in Wyoming County
Commission Expires August 22, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FIVE STAR INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Financial Institutions, Inc.)

Financial Statement

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

FIVE STAR INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Financial Institutions, Inc.)

Financial Statements

December 31, 2012

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3
Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5	6



KPMG LLP
265 Clinton Square
Rochester, NY 14604-1701

Report of Independent Registered Public Accounting Firm

The Board of Directors
Five Star Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Five Star Investment Services, Inc. (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Five Star Investment Services, Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Rochester, New York
February 25, 2013

FIVE STAR INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Financial Institutions, Inc.)

Statement of Financial Condition

December 31, 2012

Assets

Cash	$	123,199
Certificate of deposit		94,021
Deposit with clearing broker		25,000
Receivables from brokers, dealers, and clearing broker		568,797
Due from Parent		11,341
Furniture and equipment, less accumulated depreciation of $19,167		3,598
Other assets		33,630
Total assets	$	859,586

Liabilities and Stockholder's Equity

Due to Parent	$	10,949
Accrued expenses and other liabilities		91,248
Total liabilities		102,197
Stockholder's equity:		
Common stock, $1 par value. Authorized, issued, and outstanding 100 shares		100
Additional paid-in capital		966,320
Retained deficit		(209,031)
Total stockholder's equity		757,389
Total liabilities and stockholder's equity	$	859,586

See accompanying notes to financial statement.

FIVE STAR INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Financial Institutions, Inc.)

Notes to Financial Statement

December 31, 2012

(1) Organization

Five Star Investment Services, Inc. (FSIS or the Company) is a wholly owned subsidiary of Financial Institutions, Inc. (the Parent). The Company, which was incorporated on May 20, 1999, received regulatory approval and commenced operations on January 24, 2000 as a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) formerly, the National Association of Securities Dealers, Inc. (NASD). FSIS was formed for the purpose of providing brokerage services primarily to customers of its affiliate, which is also a subsidiary of the Parent. Brokerage services offered to customers include mutual funds, annuities, equities and fixed-income securities. During 2011, the Company received approval from the State of New York to act as a registered investment advisor, which allows the Company to offer fee-based investment advisory products and services to its customers.

(2) Summary of Significant Accounting Policies

(a) Financial Instruments

Financial instruments, consisting primarily of cash, certificate of deposit, deposit with clearing broker, receivables from brokers, dealers and clearing broker, and accrued expenses and other liabilities, of the Company are reported in the statement of financial condition at cost which approximates fair value because of their short term nature.

(b) Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives of the related assets, which range from three to seven years.

(c) Income Taxes

The Company is part of a consolidated group for federal and state income tax reporting purposes. The Company's results of operations are included in the consolidated return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(d) Customer Transactions

All customer transactions are cleared through an unaffiliated registered broker-dealer (the clearing broker), that is a member firm of the New York Stock Exchange and other national securities exchanges, to provide these services. The Company promptly forwards all funds and securities of its customers received in connection with its activities to the clearing broker. The clearing broker is responsible for customer billing, recordkeeping, custody of securities, and security clearance on a fully disclosed basis. The Company is therefore exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer owned assets and cash reserve requirements. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

(Continued)

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

(f) Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, the date the financial statements were available to be issued.

(3) Related-Party Transactions

The Company maintains a noninterest-bearing commercial checking account with the subsidiary bank of its Parent. The amount held with the related bank was $123,199 as of December 31, 2012. This amount is included in cash on the statement of financial condition.

The Company has a net receivable from its Parent of $392 as of December 31, 2012 related to income taxes. A receivable of $11,341 is included as due from Parent and a payable of $10,949 is included as due to Parent on the statement of financial condition.

(4) Income Taxes

The Company is included in the consolidated tax return filed by the Parent (Consolidated Group). Each member of the Consolidated Group is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

As of December 31, 2012, the Company had a deferred tax asset of $3,035, attributable to deferred tax assets of $2,692 for accrued compensation and $343 for book versus tax depreciation differences.

The Consolidated Group is subject to federal and New York State income taxes. The federal income tax years currently open for audit are 2007 through 2012. The New York State income tax years currently open for audit are 2011 and 2012. The Company had no unrecognized tax benefits for the year ended December 31, 2012.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined). The Company utilizes the basic method permitted by the rule, which requires that minimum net capital be the greater of $50,000 or 6 2/3% of aggregated indebtedness. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Company had net capital, as defined, of $599,475, which was $549,475 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1 as of December 31, 2012.

(Continued)

FIVE STAR INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of Financial Institutions, Inc.)

Notes to Financial Statement

December 31, 2012

(6) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as described in note 1. The inherent risk of this business is the ability of the Company to properly execute all customer-initiated transactions, including the proper processing and transfer of customer funds and securities. As of December 31, 2012, management of the Company believes that all customer-initiated transactions have been fully executed by the Company.

(b) Litigation

From time to time in the normal course of business, the Company may be involved in various claims and lawsuits. Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2012.



KPMG LLP
265 Clinton Square
Rochester, NY 14604-1701

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

Board of Directors
Five Star Investment Services, Inc.:

In planning and performing our audit of the financial statement of Five Star Investments, Inc. (a wholly owned subsidiary of Financial Institutions, Inc.) (the Company), as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2013